EXHIBIT 99.1

Seabridge Gold Inc.

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 6, 2013

Seabridge Gold Issued 6,433,000 Common Shares and
4,567,000 Special Warrants of Calico Resources Corp.

VANCOUVER, Feb. 6, 2013 – Seabridge Gold Inc. (“Seabridge”) (TSX:SEA) (NYSE:SA) announced that it has been issued, on behalf of its wholly-owned subsidiary, Seabridge Gold Corporation,  6,433,000 common shares (the “Acquired Shares”) and 4,567,000 Special Warrants of Calico Resources Corp. (“Calico”) (TSX-V: CKB) upon exercise, by Calico, of its option to acquire a 100% interest in the Grassy Mountain Project from Seabridge. Each Special Warrant is exercisable to acquire one additional common share of Calico (a “Special Warrant Share”) for no additional consideration. The Special Warrants can only be exercised to the extent that, after exercise, Seabridge holds less than 20% of the outstanding shares of Calico.

The Acquired Shares represent 15.3% of the outstanding shares of Calico. The Acquired Shares together with the Special Warrant Shares, if issued, would represent 23.5% of the outstanding shares of Calico. In total, Seabridge now owns and controls 8,433,000 common shares of Calico and 4,567,000 Special Warrants of Calico, representing 19.99% of the outstanding common shares and 100% of the outstanding Special Warrants of Calico. If Seabridge could and did exercise the Special Warrants in full, it would hold 13,000,000 common shares of Calico, representing 27.8% of Calico’s outstanding shares. Seabridge is not acting jointly or in concert with any person.

The Acquired Shares and the Special Warrants were issued in a private transaction and are subject to a Canadian hold period expiring on June 6, 2013 and US resale restrictions.

Seabridge intends to exercise its Special Warrants to the extent they become exercisable from time to time. Seabridge does not presently intend to make further investments in Calico.

A copy of the related early warning report filed with the Ontario, British Columbia and Alberta Securities Commissions may be obtained from the SEDAR website (www.sedar.com) or by contacting Gloria Trujillo of Seabridge at (416) 367-9292.

About Seabridge Gold Inc.
Seabridge holds a 100% interest in several North American gold projects. The company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For more information, visit www.seabridgegold.net.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net